Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2013	2012

Income from continuing operations before provision for income taxes	$88,975	$70,610

Plus: Fixed charges	55,201	51,582
Less: Undistributed earnings (losses) from equity method investees	—	—
Total earnings	$144,176	$122,192

Fixed charges:
Interest expense	$22,080	$18,639
Estimate of interest expense within rental expense	33,121	32,943
Total fixed charges	$55,201	$51,582

Ratio of earnings to fixed charges	2.6	2.4